[redacted]

SEC 15046854 MISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 65896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Groton Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 17th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 2 2015 03 REGISTRATIONS BRANCH

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem **212-897-1686**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
(Name -- *if individual, state last, first, middle name*)

2580 Sunrise Highway	**Bellmore**	**NY**	**11710**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 2 2015 03 REGISTRATIONS BRANCH

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/15

OATH OR AFFIRMATION

I, Luis E. Rinaldini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Groton Securities LLC, as of December 31 ,2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

NICOLE CICCARELLI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CI6131916
Qualified in Kings County
My Commission Expires November 27, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [X] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROTON SECURITIES LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2014

CONTENTS

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Groton Securities, LLC
New York, New York

We have audited the accompanying financial statements of Groton Securities, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Groton Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Groton Securities LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st Floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schwartz & Company, LLP

New York, New York
February 28, 2015

GROTON SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets

Cash	$	27,274
Total assets	$	27,274

Liabilities and Member's Equity

Due to member	$	14,500
Accounts Payable		291
Total liabilities		14,791
Member's equity		12,483
Total liabilities and member's equity	$	27,274

The accompanying notes are an integral part of these financial statements.

GROTON SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Income	
Consulting fee income	$ 543,609
Expenses	
Registered representative compensation expense	534,609
Administrative fees	6,000
Other expenses	1,792
Total expenses	542,401
Net income	$ 1,208

The accompanying notes are an integral part of these financial statements.

GROTON SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Member's equity, January 1, 2014	$	10,241
Contributions		1,034
Net income		1,208
Member's equity, December 31, 2014	$	12,483

The accompanying notes are an integral part of these financial statements.

GROTON SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows provided by operating activities:		
Net income	$	1,208
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in operating liabilities:		
Due to member		9,500
Accounts payable		1,325
Net cash provided by operating activities		12,033
Net increase in cash		12,033
Cash - beginning of year		15,241
Cash - end of year	$	27,274
Supplemental disclosure of non-cash financing activity		
Deemed Contribution, liability paid by Parent	$	1,034

The accompanying notes are an integral part of these financial statements.

Note 1 – Operation and Structure

Groton Securities LLC (the "Company"), is a limited liability company organized under the laws of the State of Delaware, and is a wholly owned subsidiary of Groton Partners LLC (the "Member"), which also is a limited liability company organized under the laws of the State of Delaware. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC rule 15c3-1.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company earns fees from consulting services and securities offerings in which the Company acts as a placement agent. Revenue is recognized as consulting services are rendered and placement deals are consummated. The Company does not carry accounts for customers or perform custodial functions related to securities.

Income Taxes

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax return of its Member.

GAAP requires the determination of whether tax benefits claimed or expected to be claimed on the tax return should be recorded in the financial statements. The Member may recognize the tax benefit form an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Note 2 - Summary of Significant Accounting Policies – continued

Uncertain Tax Positions

Pursuant to GAAP, the Company recognized no material adjustments to liabilities or member's equity. Interest and penalties associated with unrecognized tax benefits would be classified in general and administrative expenses in the statement of operations.

The Company had no unrecognized tax benefits and related interest and penalties expenses. Currently, the Member is not subject to examination by major tax jurisdictions. The Member is no longer subject to examinations by tax authorities for the years prior to 2011.

Note 3 - Concentrations of Credit Risk

Periodically throughout the year and at December 31, 2014, the Company may have significant cash balances. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

Approximately 90% of the Company's revenues are from four clients.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $12,483, which was $7,483 in excess of its required net capital of $5,000. At December 31, 2014 the Company's ratio of aggregate indebtedness to net capital was 1.18 to 1.

Note 5 - Related Party Transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and its Member, The Company pays a monthly administrative fee for utilizing certain resources of the Member. The Company was charged $6,000 for the year ended December 31, 2014 under the Agreement. From time to time, the Company and its Member may decide that a particular obligation may be incurred or paid by the Member instead of the Company. During 2014, in addition to compensation costs that were so paid by the Member on behalf of the Company for most of which the Member was paid by the Company, there was $21,688 of miscellaneous expenses borne by the Member, for which the Member did not seek reimbursement by the Company. Had these expense been reflected in the Company's financial statements they would have been reflected as a contribution to its equity which would have been offset by the effect of the increased expenses and no effect on net capital.

During the year ended December 31, 2014, registered representative compensation was paid to those individuals by the Member in the amount of $543,609. The Company's total registered representative compensation expense for the year ended December 31, 2014 was $534,609, of which $12,500 remains due to the Member.

Note 6 – Exemption from Rule 15c3-3

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of Paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

SUPPLEMENTARY INFORMATION

SCHEDULE I

GROTON SECURITIES LLC

COMPUTATION FOR DETERMINATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

Net capital	$	12,483
Aggregate indebtedness	$	14,791
Minimum net capital required (greater of $5000 or 6 - 2/3% of aggregate indebtedness)	$	5,000
Excess net capital ($12,483 -$5,000)	$	7,483
Ratio: Aggregate indebtedness to net capital		1.18 to 1

There was no material difference between net capital reflected above and the net capital reflected in the Company's FOCUS Report as of December 31, 2014.

SCHEDULE II

GROTON SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2014

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of Paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Groton Securities, LLC
New York, New York

We have reviewed management's statements, included in the accompanying exemption report in which (1) Groton Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schwartz & Company, LLP

New York, New York
February 28, 2015

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st Floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

GROTON SECURITIES LLC

RULE15C3-3 EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2014

In accordance with the FINRA membership agreement applicable to Groton Securities LLC, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of Rule 15c3-3. Groton Securities LLC does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of Groton Securities LLC it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

Executed by Person who made the oath or affirmation
Under SEC Rule 17a-5(e)(2)

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Groton Securities, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Groton Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Groton Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7. Groton Securities, LLC's management is responsible for Groton Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and entries in the cash disbursement journal; noting no material differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014; noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and SIPC 7 calculation, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and SIPC 7 calculation, noting no differences.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st Floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

New York, New York
February 28, 2015

SCHEDULE III
GROTON SECURITIES LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the Year Ended December 31, 2014

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	543,609
General Assessments at .0025	$	1,359
Payment Remitted with Form SIPC-6		(299)
Amount Due with Form SIPC-7	$	1,060

GROTON SECURITIES LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2014